FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, September 26, 2005 Series 2005-BC4

333-125164

____
Name of Person Filing the Document
(If Other than the Registrant)




PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: September 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$755,338,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005- BC4


Countrywide

HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Term Sheet *Date: August [25], 2005*

$755,338,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC4

Class [1]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [7]	Last Scheduled Distribution Date	Certificate Type
1-A[4]	$426,496,000		Not Offered Herein	[AAA/Aaa]		Floating Rate Senior
2-A-1[5]	$75,617,000	0.69 / 0.69	1 - 17 / 1 - 17	[AAA/Aaa]	Oct 2025	Floating Rate Senior
2-A-2[5]	$31,647,000	1.73 / 1.73	17 - 25 / 1 - 25	[AAA/Aaa]	Nov 2028	Floating Rate Senior
2-A-3[5]	$53,140,000	3.00 / 3.00	25 - 74 / 25 - 74	[AAA/Aaa]	Aug 2034	Floating Rate Senior
2-A-4[5]	$13,359,000	6.47 / 8.79	74 - 78 / 74 - 178	[AAA/Aaa]	Aug 2035	Floating Rate Senior
M-1[6]	$29,319,000	4.98 / 5.48	49 - 78 / 49 - 153	[AA+/Aa1]	Aug 2035	Floating Rate Mezzanine
M-2[6]	$27,004,000	4.75 / 5.23	45 - 78 / 45 - 157	[AA+/Aa2]	Jul 2035	Floating Rate Mezzanine
M-3[6]	$16,202,000	4.63 / 5.10	44 - 78 / 44 - 140	[AA/Aa3]	Jul 2035	Floating Rate Mezzanine
M-4[6]	$14,659,000	4.56 / 5.01	42 - 78 / 42 - 134	[AA/A1]	Jul 2035	Floating Rate Mezzanine
M-5[6]	$13,502,000	4.51 / 4.94	41 - 78 / 41 - 129	[AA-/A2]	Jun 2035	Floating Rate Mezzanine
M-6[6]	$11,573,000	4.48 / 4.88	40 - 78 / 40 - 123	[A+/A3]	Jun 2035	Floating Rate Mezzanine
M-7[6]	$10,416,000	4.45 / 4.81	39 - 78 / 39 - 116	[A/Baa1]	May 2035	Floating Rate Mezzanine
M-8[6]	$9,644,000	4.43 / 4.74	39 - 78 / 39 - 110	[A-/Baa2]	Apr 2035	Floating Rate Mezzanine
M-9[6]	$8,487,000	4.40 / 4.65	38 - 78 / 38 - 102	[BBB+/Baa3]	Mar 2035	Floating Rate Mezzanine
M-10[6]	$7,715,000	4.40 / 4.55	38 - 78 / 38 - 93	[BBB+/Ba1]	Feb 2035	Floating Rate Mezzanine
B[6]	$6,558,000	4.35 / 4.37	37 - 78 / 37 - 83	[BBB-/Ba2]	Nov 2034	Floating Rate Subordinate
Total:	**$755,338,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *The Class 1-A Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(5) *The Class 2-A-1, Class 2-A-2, Class 2-A-3 and Class 2-A-4 Certificates (collectively the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(6) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1 and Group 2 Mortgage Loans.*
(7) *Rating Agency Contacts: Earl Bandy, Moody's, 212.553.7985; Frank Bruzese, Standard & Poors, 212.438.1809.*

Trust: Asset-Backed Certificates, Series 2005-BC4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (*"Countrywide"*).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation.

Trustee: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class 1-A (which is not offered herein) and Class 2-A Certificates (collectively, the "*Senior Certificates*") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "*Offered Certificates.*"

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of September [1], 2005.
Cut-off Date:	As to any Mortgage Loan, the later of September [1], 2005 and the origination date of such Mortgage Loan.
Expected Pricing Date:	August [25], 2005.
Expected Closing Date:	September [28], 2005.
Expected Settlement Date:	September [28], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Class 1-A, Class 2-A, Class [M-1, Class M-2, Class M-3, Class M-4 and Class M-5] Certificates will constitute "mortgage related securities" for the purposes of SMMEA. The remaining Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***" may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the original Pre-Funded Amount and the aggregate principal balance of the Closing Date Pool as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 22% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR until month 33, increasing to and remaining constant at 50% CPR from month 34 until month 38, decreasing 1/4th of 20% CPR for each month thereafter, decreasing to 30% CPR in Month 42 and remaining constant at 30% CPR from month 43 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $771,541,069 (the ***"Mortgage Loans"***) of which: (i) approximately $548,195,054 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***") and (ii) approximately $223,346,016 were nonconforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***).

Pass-Through Rate:

The Pass-Through Rate for each class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the mortgage insurance premium rate (if any).

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates and any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and any remaining Excess Cashflow as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include payments from three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related class(es) of Certificates. After the Closing Date, the notional amount of each Corridor Contract will amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed instead to the seller or the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Initial Subordination (1)	Target Subordination at Stepdown
1-A	[AAA/Aaa]	22.20%	44.40%
2-A	[AAA/Aaa]	22.20%	44.40%
M-1	[AA+/Aa1]	18.40%	36.80%
M-2	[AA+/Aa2]	14.90%	29.80%
M-3	[AA/Aa3]	12.80%	25.60%
M-4	[AA/A1]	10.90%	21.80%
M-5	[AA-/A2]	9.15%	18.30%
M-6	[A+/A3]	7.65%	15.30%
M-7	[A/Baa1]	6.30%	12.60%
M-8	[A-/Baa2]	5.05%	10.10%
M-9	[BBB+/Baa3]	3.95%	7.90%
M-10	[BBB+/Ba1]	2.95%	5.90%
B	[BBB-/Ba2]	2.10%	4.20%

(1) Initial Overcollateralization at closing is 2.10%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Stepdown Date 2.10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of Overcollateralization will be approximately 2.10%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 4.20% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the prior Distribution Date.

Excess Cashflow: *"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the [Credit Enhancement Percentage] of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: A ***"Cumulative Loss Trigger"*** will be in effect on a Distribution Date on or after the Stepdown Date if the aggregate amount of realized losses on the Mortgage Loans exceeds the applicable percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, as set forth below:

Period *(month)*	**Percentage**
25 – 37	[1.25%] with respect to October 2007, plus an additional 1/12th of [1.25%] for each month thereafter
37 – 49	[2.50%] with respect to October 2008, plus an additional 1/12th of [0.75%] for each month thereafter

49 – 61	[3.25%] with respect to October 2009, plus an additional 1/12th of [0.75%] for each month thereafter
61 – 73	[4.00%] with respect to October 2010, plus an additional 1/12th of [0.75%] for each month thereafter
73+	[4.25%]

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2008.

b. the first Distribution Date on which the aggregate certificate principal balance of the Senior Certificates is less than or equal to 55.60% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to the Class 1-A Certificates, current and unpaid interest and (ii) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) current interest, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class B Certificates, in that order;
2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates and ii) from principal collections related to the Group 2 Mortgage Loans, to pay the Class 2-A Certificates (as described below under "Principal Paydown" and "Class 2-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 , Class M-9, Class M-10 and Class B Certificates, in that order;
3) Excess Cashflow to the Senior Certificates and Subordinate Certificates to restore or maintain Overcollateralization, as described under "Overcollateralization Target;
4) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 , Class M-9, Class M-10 and Class B Certificates, in that order;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contracts (as described above);
6) To the Non-Offered Certificates, any remaining amount as described in the pooling and servicing agreement.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) will generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 1 will be paid to the Class 1-A Certificates and (ii) 100% of the principal funds from Loan Group 2 will be paid to the Class 2-A Certificates as described below under "Class 2-A Principal Distributions"; provided, however, that (x) if either (a) the Class 1-A Certificates or (b) all of the Class 2-A Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired classes of Senior Certificates will be paid to the remaining Senior Certificates, and (y) if all of the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 , Class M-9, Class M-10 and Class B Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, each of the Class 1-A-1, Class 2-A and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 1 Mortgage Loans, to the Class 1-A Certificates and (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates (as described under "Class 2-A Principal Distributions"), in each case, such that the Senior Certificates in the aggregate will have 44.40% subordination, (ii) second, from remaining principal collections relating to the all of the Mortgage Loans, to the Class M-1 Certificates such that the Class M-1 Certificates will have 36.80% subordination, (iii) third, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-2 Certificates such that the Class M-2 Certificates will have 29.80% subordination, (iv) fourth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-3 Certificates such that the Class M-3 Certificates will have 25.60% subordination, (v) fifth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-4 Certificates such that the Class M-4 Certificates will have 21.80% subordination, (vi) sixth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-5 Certificates such that the Class M-5 Certificates will have 18.30% subordination, (vii) seventh, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-6 Certificates such that the Class M-6 Certificates will have 15.30% subordination, (viii) eighth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-7 Certificates such that the Class M-7 Certificates will have 12.60% subordination (ix) ninth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-8 Certificates such that the Class M-8 Certificates will have 10.10% subordination, (x) tenth, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-9 Certificates such that the Class M-9 Certificates will have 7.90% subordination, (xi) eleventh, from remaining principal collections relating to all of the Mortgage Loans, to the Class M-10 Certificates such that the Class M-10 Certificates will have 5.90% subordination, (xii) twelfth, from remaining principal collections relating to all of the Mortgage Loans, to the Class B Certificates such that the Class B Certificates will have 4.20% subordination; each subject to the O/C Floor.

Class 2-A Principal Distributions:

Principal distributed to the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

Notwithstanding the foregoing order of priority, on any Distribution Date on which (x) the aggregate certificate principal balance of the Senior Certificates is greater than the aggregate principal balance of the Mortgage Loans and (y) the aggregate certificate principal balance of the Class 2-A Certificates is greater than the aggregate principal balance of the Group 2 Mortgage Loans, any principal amounts to be distributed to the Class 2-A Certificates will be distributed concurrently to each class of Class 2-A Certificates, pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero, and not as described above.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedules, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class 2-A-1 (To Call)

Margin	0.08%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	8	8	8	8	8
WAL (yr)	1.33	0.92	0.69	0.56	0.47
MDUR (yr)	1.29	0.89	0.68	0.55	0.46
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Apr08	Jul07	Feb07	Oct06	Aug06

Class 2-A-1 (To Maturity)

Margin	0.08%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	8	8	8	8	8
WAL (yr)	1.33	0.92	0.69	0.56	0.47
MDUR (yr)	1.29	0.89	0.68	0.55	0.46
First Prin Pay	Oct05	Oct05	Oct05	Oct05	Oct05
Last Prin Pay	Apr08	Jul07	Feb07	Oct06	Aug06

Class 2-A-2 (To Call)

Margin	0.16%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	16	16	16	16	16
WAL (yr)	3.13	2.26	1.73	1.36	1.11
MDUR (yr)	2.93	2.15	1.67	1.32	1.08
First Prin Pay	Apr08	Jul07	Feb07	Oct06	Aug06
Last Prin Pay	Aug09	Apr08	Oct07	May07	Jan07

Class 2-A-2 (To Maturity)

Margin	0.16%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	16	16	16	16	16
WAL (yr)	3.13	2.26	1.73	1.36	1.11
MDUR (yr)	2.93	2.15	1.67	1.32	1.08
First Prin Pay	Apr08	Jul07	Feb07	Oct06	Aug06
Last Prin Pay	Aug09	Apr08	Oct07	May07	Jan07

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-3 (To Call)

Margin 0.25%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	7.22	4.63	3.00	2.18	1.84
MDUR (yr)	6.17	4.17	2.80	2.08	1.76
First Prin Pay	Aug09	Apr08	Oct07	May07	Jan07
Last Prin Pay	Sep18	Apr14	Nov11	May08	Jan08

Class 2-A-3 (To Maturity)

Margin 0.25%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	7.22	4.63	3.00	2.18	1.84
MDUR (yr)	6.17	4.17	2.80	2.08	1.76
First Prin Pay	Aug09	Apr08	Oct07	May07	Jan07
Last Prin Pay	Sep18	Apr14	Nov11	May08	Jan08

Class 2-A-4 (To Call)

Margin 0.38%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	38	38	38	38	38
WAL (yr)	13.47	8.97	6.47	2.80	2.43
MDUR (yr)	10.32	7.48	5.67	2.64	2.30
First Prin Pay	Sep18	Apr14	Nov11	May08	Jan08
Last Prin Pay	Mar19	Sep14	Mar12	Sep08	Mar08

Class 2-A-4 (To Maturity)

Margin 0.38%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	44	46	46	38	38
WAL (yr)	17.57	12.07	8.79	2.80	2.43
MDUR (yr)	12.38	9.39	7.29	2.64	2.30
First Prin Pay	Sep18	Apr14	Nov11	May08	Jan08
Last Prin Pay	Sep31	Jun25	Jul20	Sep08	Mar08

Class M-1 (To Call)

Margin 0.47%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	47	47	47	47	47
WAL (yr)	8.85	5.85	4.98	4.83	3.18
MDUR (yr)	7.22	5.09	4.47	4.35	2.96
First Prin Pay	Nov09	Jan09	Oct09	Jul10	Apr08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-1 (To Maturity)

Margin 0.47%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	48	49	49	54	55
WAL (yr)	9.73	6.52	5.48	7.38	5.01
MDUR (yr)	7.66	5.51	4.82	6.30	4.40
First Prin Pay	Nov09	Jan09	Oct09	Jun11	Apr08
Last Prin Pay	Jun29	Dec22	Jun18	Dec15	Jan15

Class M-2 (To Call)

Margin 0.50%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	8.85	5.83	4.75	4.81	3.74
MDUR (yr)	7.20	5.08	4.27	4.33	3.45
First Prin Pay	Nov09	Dec08	Jun09	May10	Jun09
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-2 (To Maturity)

Margin 0.50%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	51	52	52	53	56
WAL (yr)	9.71	6.48	5.23	5.47	5.00
MDUR (yr)	7.64	5.48	4.61	4.85	4.48
First Prin Pay	Nov09	Dec08	Jun09	May10	Nov09
Last Prin Pay	Oct28	Apr22	Dec17	Feb15	Feb13

Class M-3 (To Call)

Margin 0.53%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	53	53	53	53	53
WAL (yr)	8.85	5.83	4.63	4.52	3.74
MDUR (yr)	7.19	5.07	4.16	4.09	3.44
First Prin Pay	Nov09	Nov08	May09	Dec09	May09
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-3 (To Maturity)

Margin 0.53%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	54	55	55	55	56
WAL (yr)	9.69	6.45	5.10	4.90	4.19
MDUR (yr)	7.62	5.45	4.49	4.38	3.81
First Prin Pay	Nov09	Nov08	May09	Dec09	May09
Last Prin Pay	Dec27	Jun21	May17	Aug14	Sep12

Class M-4 (To Call)

Margin 0.62%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	62	62	62	62	62
WAL (yr)	8.85	5.82	4.56	4.27	3.58
MDUR (yr)	7.16	5.04	4.09	3.88	3.30
First Prin Pay	Nov09	Nov08	Mar09	Sep09	Feb09
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-4 (To Maturity)

Margin 0.62%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	64	64	64	64	64
WAL (yr)	9.66	6.42	5.01	4.63	3.86
MDUR (yr)	7.57	5.41	4.41	4.16	3.53
First Prin Pay	Nov09	Nov08	Mar09	Sep09	Feb09
Last Prin Pay	May27	Dec20	Nov16	Apr14	Jun12

Class M-5 (To Call)

Margin 0.65%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	8.85	5.82	4.51	4.09	3.37
MDUR (yr)	7.15	5.04	4.05	3.72	3.12
First Prin Pay	Nov09	Nov08	Feb09	Jun09	Nov08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-5 (To Maturity)

Margin 0.65%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	67
WAL (yr)	9.63	6.39	4.94	4.44	3.64
MDUR (yr)	7.54	5.39	4.35	3.99	3.34
First Prin Pay	Nov09	Nov08	Feb09	Jun09	Nov08
Last Prin Pay	Aug26	Apr20	Jun16	Nov13	Feb12

Class M-6 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	8.85	5.82	4.48	3.97	3.24
MDUR (yr)	7.13	5.03	4.01	3.62	3.00
First Prin Pay	Nov09	Oct08	Jan09	Apr09	Sep08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-6 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	72	72	72	72	72
WAL (yr)	9.59	6.36	4.88	4.30	3.49
MDUR (yr)	7.50	5.36	4.30	3.87	3.20
First Prin Pay	Nov09	Oct08	Jan09	Apr09	Sep08
Last Prin Pay	Nov25	Sep19	Dec15	Jul13	Oct11

Class M-7 (To Call)

Margin	1.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	120	120	120	120	120
WAL (yr)	8.85	5.81	4.45	3.88	3.14
MDUR (yr)	6.96	4.93	3.94	3.50	2.89
First Prin Pay	Nov09	Oct08	Dec08	Mar09	Aug08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-7 (To Maturity)

Margin	1.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	123	123	124	124	124
WAL (yr)	9.53	6.30	4.81	4.18	3.37
MDUR (yr)	7.28	5.22	4.19	3.72	3.07
First Prin Pay	Nov09	Oct08	Dec08	Mar09	Aug08
Last Prin Pay	Jan25	Dec18	May15	Feb13	Jun11

Class M-8 (To Call)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	8.85	5.81	4.43	3.81	3.07
MDUR (yr)	6.89	4.89	3.89	3.43	2.82
First Prin Pay	Nov09	Oct08	Dec08	Jan09	Jul08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-8 (To Maturity)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	143	143	144	144	144
WAL (yr)	9.45	6.24	4.74	4.07	3.27
MDUR (yr)	7.17	5.15	4.11	3.62	2.98
First Prin Pay	Nov09	Oct08	Dec08	Jan09	Jul08
Last Prin Pay	Feb24	Apr18	Nov14	Sep12	Feb11

Class M-9 (To Call)

Margin	1.75%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	175	175	175	175	175
WAL (yr)	8.85	5.81	4.40	3.76	3.03
MDUR (yr)	6.77	4.83	3.84	3.35	2.76
First Prin Pay	Nov09	Oct08	Nov08	Dec08	Jun08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-9 (To Maturity)

Margin	1.75%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	178	178	179	179	179
WAL (yr)	9.33	6.15	4.65	3.96	3.19
MDUR (yr)	6.99	5.03	4.01	3.51	2.88
First Prin Pay	Nov09	Oct08	Nov08	Dec08	Jun08
Last Prin Pay	Dec22	May17	Mar14	Feb12	Sep10

Class M-10 (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 89.33243	476	541	600	643	713
WAL (yr)	8.85	5.81	4.40	3.71	3.01
MDUR (yr)	6.09	4.43	3.57	3.13	2.60
First Prin Pay	Nov09	Oct08	Nov08	Dec08	Jun08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class M-10 (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 89.33243	475	539	597	638	706
WAL (yr)	9.15	6.01	4.55	3.84	3.10
MDUR (yr)	6.18	4.52	3.65	3.21	2.66
First Prin Pay	Nov09	Oct08	Nov08	Dec08	Jun08
Last Prin Pay	Sep21	Jun16	Jun13	Aug11	Apr10

Class B (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 83.1054	592	701	800	874	992
WAL (yr)	8.80	5.77	4.35	3.65	2.95
MDUR (yr)	5.89	4.30	3.46	3.02	2.50
First Prin Pay	Nov09	Oct08	Oct08	Nov08	May08
Last Prin Pay	Mar19	Sep14	Mar12	Jul10	Jun09

Class B (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 83.1054	592	700	799	872	990
WAL (yr)	8.85	5.80	4.37	3.68	2.97
MDUR (yr)	5.90	4.31	3.47	3.04	2.51
First Prin Pay	Nov09	Oct08	Oct08	Nov08	May08
Last Prin Pay	Feb20	Apr15	Aug12	Dec10	Sep09



Class 2A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	173,763,000	6.63415%	8.25000%	44	22,333,361	8.92125%	8.92125%
2	169,804,096	5.74571%	8.25000%	45	22,333,361	8.62248%	8.62248%
3	165,467,575	5.94539%	8.25000%	46	22,333,361	8.91739%	8.91739%
4	160,769,338	5.74537%	8.25000%	47	22,333,361	8.61868%	8.61868%
5	155,756,325	5.74859%	8.25000%	48	22,333,361	8.61568%	8.61568%
6	150,480,286	6.39474%	8.25000%	49	22,333,361	8.90809%	9.14069%
7	145,138,103	5.75159%	8.25000%	50	22,333,361	8.62065%	9.17171%
8	139,901,386	5.95155%	8.25000%	51	22,333,361	8.91318%	9.10070%
9	134,796,742	5.75143%	8.25000%	52	22,333,361	8.61506%	9.17027%
10	129,829,568	5.95140%	8.25000%	53	22,333,361	8.61419%	9.17199%
11	124,996,162	5.75354%	8.24973%	54	22,333,361	9.56049%	9.56049%
12	120,292,970	5.75905%	8.24803%	55	22,333,361	8.62033%	9.16250%
13	115,716,338	5.95927%	8.24796%	56	22,333,361	8.96859%	9.09350%
14	111,262,954	5.75889%	8.24802%	57	22,333,361	8.67292%	9.16393%
15	106,929,497	5.95957%	8.24740%	58	21,748,032	8.96706%	9.09649%
16	102,712,752	5.82143%	8.24749%	59	21,123,005	8.66675%	9.16740%
17	98,607,515	5.92235%	8.24496%	60	20,515,960	8.66353%	9.16945%
18	94,615,425	7.63114%	8.23814%	61	19,926,377	8.95865%	9.59784%
19	90,747,035	7.82241%	8.23929%	62	19,353,766	8.66184%	9.65205%
20	86,983,125	8.10731%	8.23894%	63	18,797,675	8.95552%	9.58091%
21	83,320,390	7.87485%	8.23674%	64	18,257,578	8.65528%	9.65301%
22	79,749,231	8.16038%	8.21689%	65	17,733,009	8.65198%	9.65433%
23	76,274,655	7.92687%	8.21023%	66	17,223,523	9.60210%	9.60210%
24	72,879,822	8.15035%	8.15035%	67	16,728,683	8.64533%	9.65313%
25	69,579,957	8.52882%	8.82370%	68	16,248,078	8.93838%	9.56417%
26	66,224,143	8.24833%	8.83546%	69	15,781,325	8.63862%	9.63363%
27	62,783,625	8.53894%	8.81208%	70	15,327,988	8.93141%	9.56537%
28	58,195,925	8.29701%	8.79394%	71	14,887,678	8.63184%	9.63727%
29	52,753,257	8.33426%	8.78449%	72	14,460,021	8.62843%	9.63951%
30	47,401,871	9.03657%	9.03657%	73	14,044,651	8.92084%	9.56880%
31	42,314,471	8.43242%	8.43242%	74	13,641,217	8.62156%	9.62451%
32	37,567,105	8.83722%	8.83722%	75	13,249,397	8.91370%	9.55457%
33	33,372,263	8.54719%	8.54719%	76	12,868,834	8.61462%	9.62768%
34	29,857,040	8.84602%	8.84602%	77	12,499,200	8.61113%	9.62998%
35	26,933,223	8.57966%	8.57966%	78	12,140,181	9.21849%	9.48624%
36	24,499,508	8.62502%	8.62502%				
37	22,333,361	8.91985%	8.91985%				
38	22,333,361	8.63201%	8.63201%				
39	22,333,361	8.92768%	8.92768%				
40	22,333,361	8.63092%	8.63092%				
41	22,333,361	8.62804%	8.62804%				
42	22,333,361	9.58283%	9.58283%				
43	22,333,361	8.62834%	8.62834%				

Floating Rate Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	155,079,000	6.37023%	7.60000%	43	122,619,449	8.20986%	8.20986%
2	155,079,000	5.43189%	7.60000%	44	116,892,030	8.50963%	8.50963%
3	155,079,000	5.64383%	7.60000%	45	111,327,194	8.20230%	8.20230%
4	155,079,000	5.43248%	7.60000%	46	105,920,300	8.50240%	8.50240%
5	155,079,000	5.43393%	7.60000%	47	100,666,852	8.19544%	8.19544%
6	155,079,000	6.11543%	7.60000%	48	95,562,702	8.19157%	8.19157%
7	155,079,000	5.43643%	7.60000%	49	90,603,957	8.49060%	8.51697%
8	155,079,000	5.64767%	7.60000%	50	85,786,100	8.18697%	8.55285%
9	155,079,000	5.43743%	7.60000%	51	81,104,650	8.48580%	8.48580%
10	155,079,000	5.64872%	7.60000%	52	76,555,837	8.17968%	8.55588%
11	155,079,000	5.43854%	7.59976%	53	72,135,807	8.17645%	8.55798%
12	155,079,000	5.44133%	7.59896%	54	67,840,714	9.14503%	9.14503%
13	155,079,000	5.65275%	7.59893%	55	63,663,721	8.18390%	8.54032%
14	155,079,000	5.44174%	7.59896%	56	59,597,609	8.50209%	8.50209%
15	155,079,000	5.65708%	7.59807%	57	57,135,191	8.19827%	8.54514%
16	155,079,000	5.46442%	7.59814%	58	55,520,849	8.49771%	8.49771%
17	155,079,000	5.55094%	7.59647%	59	53,952,330	8.19059%	8.55050%
18	155,079,000	7.57537%	7.59268%	60	52,428,325	8.18667%	8.55343%
19	155,079,000	7.16620%	7.59339%	61	50,947,562	8.48665%	8.98368%
20	155,079,000	7.64388%	7.64388%	62	49,508,844	8.18075%	9.04896%
21	155,079,000	7.38744%	7.59003%	63	48,110,978	8.47930%	8.98274%
22	155,079,000	7.66710%	7.66710%	64	46,752,754	8.17261%	9.05377%
23	155,079,000	7.42476%	7.57760%	65	45,433,040	8.16847%	9.05643%
24	155,079,000	7.65752%	7.65752%	66	44,150,738	9.13548%	9.13548%
25	155,079,000	8.01838%	8.24007%	67	42,904,780	8.16012%	9.05675%
26	155,079,000	7.74617%	8.19975%	68	41,694,156	8.45779%	8.98472%
27	155,079,000	8.03932%	8.17903%	69	40,517,865	8.15171%	9.05504%
28	155,079,000	7.75297%	8.18468%	70	39,374,896	8.44905%	8.99011%
29	155,079,000	7.83535%	8.17262%	71	38,264,297	8.14321%	9.06108%
30	155,079,000	8.54979%	8.54979%	72	37,185,146	8.13894%	9.06408%
31	155,079,000	8.02811%	8.02811%	73	36,054,322	8.43580%	8.99471%
32	155,079,000	8.42379%	8.42379%	74	34,928,971	8.13033%	9.05998%
33	155,079,000	8.11905%	8.11905%	75	33,835,492	8.42687%	8.99477%
34	155,079,000	8.41523%	8.41523%	76	32,772,956	8.12166%	9.06590%
35	155,079,000	8.13712%	8.13712%	77	31,740,479	8.11729%	9.06912%
36	155,079,000	8.18950%	8.18950%	78	30,737,207	8.73449%	8.93252%
37	155,079,000	8.51870%	8.51870%				
38	153,878,508	8.22442%	8.22442%				
39	147,260,545	8.52613%	8.52613%				
40	140,830,740	8.21899%	8.21899%				
41	134,583,714	8.21547%	8.21547%				
42	128,514,928	9.19006%	9.19006%				

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class 2A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.884	6.884
2	5.996	8.500
3	6.195	8.500
4	5.995	8.500
5	5.999	8.500
6	6.645	8.500
7	6.002	8.500
8	6.202	8.500
9	6.001	8.500
10	6.201	8.500
11	6.004	8.500
12	6.009	8.500
13	6.209	8.500
14	6.009	8.500
15	6.210	8.500
16	6.071	8.500
17	6.172	8.500
18	7.881	8.500
19	8.072	8.500
20	8.357	8.500
21	8.125	8.500
22	8.410	8.500
23	8.177	8.500
24	8.400	8.588
25	8.779	9.500
26	8.498	9.500
27	8.789	9.500
28	8.547	9.500
29	8.584	9.500
30	9.287	10.167
31	8.682	9.826
32	9.087	10.272
33	8.797	9.955
34	9.096	10.311
35	8.830	10.021
36	8.875	10.364
37	9.170	11.018
38	8.882	10.703
39	9.178	11.072
40	8.881	10.729
41	8.878	10.760
42	9.833	11.963
43	8.878	10.807
44	9.171	11.203
45	8.872	10.847
46	9.167	11.223

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	8.869	10.863
48	8.866	10.907
49	9.158	11.500
50	8.871	11.500
51	9.163	11.500
52	8.865	11.500
53	8.864	11.500
54	9.810	12.124
55	8.870	11.500
56	9.219	11.500
57	8.923	11.500
58	9.217	11.500
59	8.917	11.500
60	8.914	11.500
61	9.209	12.000
62	8.912	12.000
63	9.206	12.000
64	8.905	12.000
65	8.902	12.000
66	9.852	12.170
67	8.895	12.000
68	9.188	12.000
69	8.889	12.000
70	9.181	12.000
71	8.882	12.000
72	8.878	12.000
73	9.171	12.000
74	8.872	12.000
75	9.164	12.000
76	8.865	12.000
77	8.861	12.000
78	9.468	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.64%, 6-Month LIBOR stays at 4.050%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.

Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.270	7.270
2	6.332	8.500
3	6.544	8.500
4	6.332	8.500
5	6.334	8.500
6	7.015	8.500
7	6.336	8.500
8	6.548	8.500
9	6.337	8.500
10	6.549	8.500
11	6.339	8.500
12	6.341	8.500
13	6.553	8.500
14	6.342	8.500
15	6.557	8.500
16	6.364	8.500
17	6.451	8.500
18	8.475	8.500
19	8.066	8.500
20	8.544	8.551
21	8.287	8.500
22	8.567	8.583
23	8.325	8.500
24	8.558	8.826
25	8.918	9.500
26	8.646	9.500
27	8.939	9.500
28	8.653	9.500
29	8.735	9.500
30	9.450	10.401
31	8.928	9.968
32	9.324	10.466
33	9.019	10.130
34	9.315	10.465
35	9.037	10.178
36	9.089	10.574
37	9.419	11.106
38	9.124	10.842
39	9.426	11.206
40	9.119	10.845
41	9.115	10.879
42	10.090	12.102
43	9.110	10.977
44	9.410	11.376
45	9.102	11.009
46	9.402	11.376

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
47	9.095	11.026
48	9.092	11.076
49	9.391	11.500
50	9.087	11.500
51	9.386	11.500
52	9.080	11.500
53	9.076	11.500
54	10.045	12.325
55	9.084	11.500
56	9.402	11.528
57	9.098	11.500
58	9.398	11.518
59	9.091	11.500
60	9.087	11.500
61	9.387	12.000
62	9.081	12.000
63	9.379	12.000
64	9.073	12.000
65	9.068	12.000
66	10.035	12.295
67	9.060	12.000
68	9.358	12.000
69	9.052	12.000
70	9.349	12.000
71	9.043	12.000
72	9.039	12.000
73	9.336	12.000
74	9.030	12.000
75	9.327	12.000
76	9.022	12.000
77	9.017	12.000
78	9.634	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.64%, 6-Month LIBOR stays at 4.050%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the related Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the related Corridor Contract.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWABS 2005-BC4

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	4,253	
Total Outstanding Balance	$771,541,069	
Average Loan Balance	$181,411	$23,073 to $873,961
WA Mortgage Rate	7.056%	4.750% to 12.500%
Net WAC	6.543%	4.241% to 11.991%
ARM Characteristics		
WA Gross Margin	6.496%	2.624% to 11.890%
WA Months to First Roll	20	1 to 56
WA First Periodic Cap	2.866%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.129%	1.000% to 2.000%
WA Lifetime Cap	13.200%	10.750% to 18.440%
WA Lifetime Floor	7.002%	0.990% to 12.140%
WA Original Term (months)	359	180 to 360
WA Remaining Term (months)	352	126 to 357
WA LTV	79.11%	13.79% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA Effective LTV (Post MI)	79.03%	
WA FICO	615	
WA DTI%	41.35%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	82.88%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	29.82%	SFRD	77.23%	FULL	68.09%	RCO	54.70%	OO	96.99%	PP	67.38%	0	17.12%
FL	9.66%	PUD	13.47%	STATED	31.38%	PUR	34.69%	INV	2.48%	PR	15.44%	6	0.05%
WA	4.18%	CND	4.39%	NINA	0.41%	RNC	10.62%	2H	0.53%	A-	3.96%	12	2.99%
AZ	4.17%	2 FAM	2.40%	SISA	0.12%					B	7.32%	24	54.01%
GA	4.15%	3 FAM	1.07%							C	4.81%	36	24.62%
										C-	0.63%	48	0.03%
										D	0.46%	60	1.18%



Aggregate

ARM and Fixed $771,541,069

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$880,729	3	0.11	$293,576	6.115	353.20	639	76.6
1/29 LIB6M	$1,595,441	6	0.21	$265,907	7.062	352.43	575	86.9
2/18 LIB6M	$94,435	1	0.01	$94,435	4.950	230.00	604	74.5
2/28 LIB6M	$353,363,637	2,061	45.80	$171,453	7.255	352.92	589	78.2
2/28 LIB6M - IO - 120	$1,490,757	7	0.19	$212,965	6.601	354.67	702	77.1
2/28 LIB6M - IO - 24	$24,193,958	105	3.14	$230,419	6.941	353.13	625	81.7
2/28 LIB6M - IO - 60	$164,249,795	714	21.29	$230,042	6.587	354.16	648	80.6
3/12 LIB6M	$105,593	1	0.01	$105,593	5.000	172.00	664	90.0
3/17 LIB6M	$96,544	1	0.01	$96,544	4.950	232.00	755	64.0
3/27 LIB6M	$79,280,655	484	10.28	$163,803	7.329	352.94	595	78.9
3/27 LIB6M - IO - 120	$359,975	1	0.05	$359,975	5.750	355.00	742	80.0
3/27 LIB6M - IO - 24	$144,500	1	0.02	$144,500	9.290	352.00	529	85.0
3/27 LIB6M - IO - 36	$1,073,000	5	0.14	$214,600	7.313	354.86	656	83.5
3/27 LIB6M - IO - 60	$44,338,884	215	5.75	$206,227	6.609	354.34	655	81.4
5/25 LIB6M	$2,711,371	16	0.35	$169,461	6.695	354.10	644	76.8
5/25 LIB6M - IO - 120	$215,199	1	0.03	$215,199	6.125	356.00	689	80.0
5/25 LIB6M - IO - 60	$8,684,089	36	1.13	$241,225	6.456	353.81	663	79.9
15Yr Fixed	$3,896,210	32	0.50	$121,757	6.876	173.17	669	73.4
20Yr Fixed	$1,521,397	12	0.20	$126,783	7.044	234.43	646	69.6
25Yr Fixed	$254,922	3	0.03	$84,974	7.715	294.15	612	85.0
30Yr Fixed	$76,653,102	512	9.94	$149,713	7.289	353.28	635	78.4
30Yr Fixed - IO - 120	$998,498	6	0.13	$166,416	6.880	355.81	718	76.3
30Yr Fixed - IO - 60	$5,228,668	28	0.68	$186,738	6.699	355.25	668	83.0
30/15 Fixed Balloon	$109,711	2	0.01	$54,855	8.998	173.21	625	42.0
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 180	$105,593	1	0.01	$105,593	5.000	172.00	664	90.0
ARM 240	$190,979	2	0.02	$95,489	4.950	231.01	680	69.2
ARM 360	$682,581,990	3,655	88.47	$186,753	7.034	353.34	611	79.2
Fixed 180	$4,005,921	34	0.52	$117,821	6.934	173.17	668	72.5
Fixed 240	$1,521,397	12	0.20	$126,783	7.044	234.43	646	69.6
Fixed 300	$254,922	3	0.03	$84,974	7.715	294.15	612	85.0
Fixed 360	$82,880,268	546	10.74	$151,795	7.247	353.43	639	78.6
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$23,073	1	0.00	$23,073	10.700	350.00	742	66.4
$25,000.01 - $50,000.00	$2,524,317	54	0.33	$46,747	8.662	333.58	589	67.6
$50,000.01 - $75,000.00	$21,024,457	329	2.72	$63,904	8.403	346.53	594	77.6
$75,000.01 - $100,000.00	$44,726,957	506	5.80	$88,393	7.699	350.41	606	78.5
$100,000.01 - $150,000.00	$143,109,266	1,146	18.55	$124,877	7.309	351.62	611	79.6
$150,000.01 - $200,000.00	$144,702,638	830	18.76	$174,341	7.128	352.72	612	79.0
$200,000.01 - $250,000.00	$113,768,570	509	14.75	$223,514	6.962	353.02	610	79.0
$250,000.01 - $300,000.00	$100,843,889	366	13.07	$275,530	6.825	353.54	613	78.2
$300,000.01 - $350,000.00	$64,658,067	200	8.38	$323,290	6.703	352.82	619	80.1
$350,000.01 - $400,000.00	$54,208,363	144	7.03	$376,447	6.775	352.18	622	80.3
$400,000.01 - $450,000.00	$28,536,640	67	3.70	$425,920	6.878	350.94	629	79.1
$450,000.01 - $500,000.00	$31,966,640	67	4.14	$477,114	6.677	350.58	637	80.6
$500,000.01 - $550,000.00	$5,743,514	11	0.74	$522,138	6.295	352.89	623	73.9
$550,000.01 - $600,000.00	$3,450,864	6	0.45	$575,144	5.922	352.05	640	89.8
$600,000.01 - $650,000.00	$3,077,019	5	0.40	$615,404	5.817	351.00	633	69.2
$650,000.01 - $700,000.00	$693,497	1	0.09	$693,497	6.500	350.00	573	67.3
$700,000.01 - $750,000.00	$4,443,691	6	0.58	$740,615	5.959	352.01	638	80.7
$750,000.01 - $800,000.00	$2,340,645	3	0.30	$780,215	6.766	354.01	706	80.0
$800,000.01 - $850,000.00	$825,000	1	0.11	$825,000	6.125	354.00	615	63.5
$850,000.01 - $900,000.00	$873,961	1	0.11	$873,961	7.000	352.00	673	80.0
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$3,476,757	39	0.45	$89,148	8.244	348.92	611	82.1
Alaska	$742,458	3	0.10	$247,486	6.979	352.75	610	85.6
Arizona	$32,150,090	199	4.17	$161,558	7.033	352.24	626	80.6
Arkansas	$506,977	7	0.07	$72,425	9.399	353.14	585	82.0
California	$230,050,709	817	29.82	$281,580	6.506	352.68	623	76.8
Colorado	$17,091,757	100	2.22	$170,918	6.344	354.08	643	80.4
Connecticut	$7,626,626	40	0.99	$190,666	7.418	349.70	601	75.2
Delaware	$3,155,017	17	0.41	$185,589	7.477	353.42	600	80.9
District of Columbia	$221,114	1	0.03	$221,114	7.490	355.00	638	79.7
Florida	$74,517,615	486	9.66	$153,328	7.241	351.79	617	79.3
Georgia	$32,053,931	213	4.15	$150,488	7.469	350.88	617	81.7
Hawaii	$1,765,144	7	0.23	$252,163	6.843	353.42	613	78.0
Idaho	$2,373,925	19	0.31	$124,943	6.809	354.14	627	80.3
Illinois	$17,735,404	107	2.30	$165,751	7.407	352.81	601	79.5
Indiana	$5,678,568	52	0.74	$109,203	7.684	353.40	599	81.0
Iowa	$2,186,206	22	0.28	$99,373	8.217	353.66	620	83.0
Kansas	$1,389,247	13	0.18	$106,865	8.000	353.22	601	83.3

Aggregate

ARM and Fixed $771,541,069

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Kentucky	$4,503,601	44	0.58	$102,355	7.395	352.68	604	82.9
Louisiana	$3,199,475	32	0.41	$99,984	7.751	353.46	597	83.3
Maine	$637,937	4	0.08	$159,484	8.299	354.54	581	65.1
Maryland	$29,082,002	137	3.77	$212,277	7.290	353.39	599	79.1
Massachusetts	$9,884,262	41	1.28	$241,080	7.074	351.60	595	76.7
Michigan	$25,758,424	186	3.34	$138,486	8.053	352.97	591	81.7
Minnesota	$15,540,915	86	2.01	$180,708	7.010	353.17	616	79.0
Mississippi	$2,342,717	20	0.30	$117,136	7.825	353.35	605	84.5
Missouri	$7,310,921	63	0.95	$116,046	7.692	353.18	602	83.3
Montana	$650,447	5	0.08	$130,089	6.870	354.59	609	78.9
Nebraska	$891,869	8	0.12	$111,484	7.661	352.52	629	80.6
Nevada	$19,445,430	89	2.52	$218,488	7.115	351.58	610	78.5
New Hampshire	$1,840,542	9	0.24	$204,505	7.210	353.20	580	81.0
New Jersey	$18,365,305	84	2.38	$218,635	7.333	353.06	584	75.6
New Mexico	$912,420	6	0.12	$152,070	7.793	352.71	586	80.3
New York	$17,683,694	74	2.29	$238,969	7.300	345.52	601	77.1
North Carolina	$16,310,673	122	2.11	$133,694	7.658	348.23	617	82.7
North Dakota	$338,915	3	0.04	$112,972	6.987	354.14	653	82.6
Ohio	$21,777,878	179	2.82	$121,664	7.182	351.67	607	83.1
Oklahoma	$1,933,849	19	0.25	$101,782	8.107	353.04	600	82.5
Oregon	$16,111,771	95	2.09	$169,598	7.024	353.74	620	79.3
Pennsylvania	$15,943,559	117	2.07	$136,270	7.596	349.61	592	78.5
Rhode Island	$2,261,977	13	0.29	$173,998	7.424	353.34	592	76.9
South Carolina	$8,212,422	54	1.06	$152,082	7.649	351.90	616	81.1
South Dakota	$441,016	4	0.06	$110,254	6.237	353.84	682	79.3
Tennessee	$11,913,049	106	1.54	$112,387	7.526	347.99	614	81.9
Texas	$7,785,607	65	1.01	$119,779	7.844	350.64	598	81.7
Utah	$8,224,022	52	1.07	$158,154	6.878	353.88	635	81.8
Virginia	$25,965,252	145	3.37	$179,071	7.315	353.07	604	80.2
Washington	$32,264,130	164	4.18	$196,732	6.603	351.99	637	81.0
West Virginia	$3,265,059	28	0.42	$116,609	7.736	353.30	583	77.9
Wisconsin	$7,903,993	56	1.02	$141,143	7.360	352.39	618	82.1
Wyoming	$116,389	1	0.02	$116,389	8.250	352.00	554	89.7
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$15,670,103	112	2.03	$139,912	7.212	348.73	593	42.1
50.01 - 55.00	$9,006,502	56	1.17	$160,830	7.026	345.39	598	52.9
55.01 - 60.00	$17,749,328	99	2.30	$179,286	6.990	349.20	586	58.1
60.01 - 65.00	$24,641,850	135	3.19	$182,532	7.133	351.55	574	63.1

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
65.01 - 70.00	$47,592,868	255	6.17	$186,639	7.084	351.40	583	68.5
70.01 - 75.00	$70,315,695	359	9.11	$195,865	7.275	351.51	582	74.0
75.01 - 80.00	$350,479,492	1,955	45.43	$179,273	6.801	352.71	636	79.7
80.01 - 85.00	$89,888,816	477	11.65	$188,446	7.174	352.66	592	84.4
85.01 - 90.00	$113,824,181	605	14.75	$188,139	7.350	351.95	613	89.6
90.01 - 95.00	$18,714,913	105	2.43	$178,237	7.597	352.55	628	94.6
95.01 - 100.00	$13,657,323	95	1.77	$143,761	8.174	352.47	641	99.8
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$28,879,515	98	3.74	$294,689	4.911	350.04	625	76.9
5.001 - 5.500	$26,245,113	111	3.40	$236,442	5.262	343.89	653	75.8
5.501 - 6.000	$67,434,022	303	8.74	$222,555	5.845	352.58	653	78.6
6.001 - 6.500	$135,343,071	678	17.54	$199,621	6.320	353.18	641	79.0
6.501 - 7.000	$188,448,233	962	24.42	$195,892	6.805	352.97	629	79.3
7.001 - 7.500	$103,888,805	568	13.47	$182,903	7.306	353.24	602	79.0
7.501 - 8.000	$88,758,917	572	11.50	$155,173	7.791	350.99	589	79.5
8.001 - 8.500	$46,189,149	299	5.99	$154,479	8.287	352.08	572	80.1
8.501 - 9.000	$41,657,416	288	5.40	$144,644	8.788	352.14	567	80.1
9.001 - 9.500	$21,844,931	169	2.83	$129,260	9.259	351.11	560	81.7
9.501 - 10.000	$14,432,022	119	1.87	$121,277	9.796	350.21	552	80.3
10.001 - 10.500	$5,794,546	56	0.75	$103,474	10.277	351.94	555	80.1
10.501 - 11.000	$1,674,614	18	0.22	$93,034	10.821	345.41	540	72.1
11.001 - 11.500	$607,866	8	0.08	$75,983	11.259	316.03	569	63.5
11.501 - 12.000	$128,746	2	0.02	$64,373	11.844	353.55	535	78.9
12.001 - 12.500	$214,103	2	0.03	$107,052	12.356	352.40	524	72.0
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFRD	$595,823,807	3,375	77.23	$176,540	7.078	351.95	612	79.2
PUD	$103,931,384	497	13.47	$209,117	6.940	352.84	623	79.9
CND	$33,885,043	194	4.39	$174,665	6.774	354.03	636	78.7
2 FAM	$18,484,993	98	2.40	$188,622	7.201	352.05	628	76.3
3 FAM	$8,232,061	32	1.07	$257,252	6.909	349.94	641	74.2
SFR	$7,491,927	39	0.97	$192,101	7.815	347.72	567	75.4
4 FAM	$3,008,926	12	0.39	$250,744	7.224	353.41	607	70.7

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MNF	$349,844	3	0.05	$116,615	7.546	352.34	671	81.7
CNDP	$175,010	1	0.02	$175,010	7.190	353.00	607	80.0
SFRA	$158,074	2	0.02	$79,037	9.013	352.00	526	82.3
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$422,014,908	2,259	54.70	$186,815	7.203	351.28	594	77.5
PUR	$267,617,633	1,502	34.69	$178,174	6.822	353.89	648	81.7
RNC	$81,908,529	492	10.62	$166,481	7.061	350.55	611	78.8
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$748,309,581	4,076	96.99	$183,589	7.045	352.21	613	79.2
INV	$19,139,616	154	2.48	$124,283	7.440	347.84	661	76.1
2H	$4,091,872	23	0.53	$177,907	7.205	354.04	675	73.7
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$4,111,514	35	0.53	$117,472	6.884	173.14	668	72.9
181 - 300	$2,073,101	18	0.27	$115,172	7.015	243.99	644	72.5
301 - 360	$765,356,454	4,200	99.20	$182,228	7.057	353.36	614	79.2
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$525,358,934	3,013	68.09	$174,364	6.912	352.29	610	79.9
STATED INCOME	$242,115,798	1,214	31.38	$199,436	7.367	351.73	623	77.5
NINA	$3,177,582	19	0.41	$167,241	6.811	350.88	687	69.8
SISA	$888,755	7	0.12	$126,965	8.110	352.29	652	80.8

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$723,750	4	0.09	$180,938	5.815	354.63	811	77.4
781 - 800	$3,502,842	17	0.45	$206,050	6.583	352.27	789	79.0
761 - 780	$6,124,444	31	0.79	$197,563	6.487	352.38	768	78.9
741 - 760	$13,124,841	65	1.70	$201,921	6.384	351.71	749	79.4
721 - 740	$17,997,687	90	2.33	$199,974	6.379	343.49	730	80.3
701 - 720	$25,565,577	123	3.31	$207,850	6.494	353.78	711	78.2
681 - 700	$42,547,659	219	5.51	$194,282	6.467	351.17	691	80.2
661 - 680	$49,150,056	254	6.37	$193,504	6.587	351.09	671	80.0
641 - 660	$78,686,694	425	10.20	$185,145	6.564	353.31	650	81.0
621 - 640	$100,296,583	543	13.00	$184,708	6.672	352.80	630	81.3
601 - 620	$112,074,897	611	14.53	$183,429	6.832	352.49	610	81.4
581 - 600	$80,271,271	423	10.40	$189,767	7.073	352.65	590	80.1
561 - 580	$78,376,596	453	10.16	$173,017	7.532	351.78	571	79.6
541 - 560	$81,501,966	491	10.56	$165,992	7.779	352.00	551	76.1
521 - 540	$64,212,153	392	8.32	$163,807	8.162	352.06	531	72.6
501 - 520	$16,260,823	108	2.11	$150,563	8.395	351.57	512	71.1
<= 500	$1,123,231	4	0.15	$280,808	7.942	352.21	497	64.5
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$119,113,389	613	15.44	$194,312	6.979	353.34	621	79.6
PP	$519,847,151	2,876	67.38	$180,754	6.881	351.78	625	80.0
A-	$30,527,977	174	3.96	$175,448	7.708	352.21	571	77.1
B	$56,492,501	309	7.32	$182,824	7.718	352.38	570	75.3
C	$37,104,092	226	4.81	$164,177	7.907	352.16	562	74.8
C-	$4,880,473	28	0.63	$174,303	8.718	351.62	548	69.1
D	$3,575,485	27	0.46	$132,425	7.870	353.82	583	75.6
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$132,106,269	794	17.12	$166,381	7.624	351.25	602	78.7
6	$366,020	3	0.05	$122,007	6.852	356.00	656	79.1
12	$23,100,138	100	2.99	$231,001	6.994	348.84	628	79.1
24	$416,678,723	2,208	54.01	$188,713	7.025	353.26	612	79.4
36	$189,926,885	1,106	24.62	$171,724	6.756	350.94	625	78.9
48	$227,101	1	0.03	$227,101	8.150	356.00	594	90.0
60	$9,135,932	41	1.18	$222,828	6.613	344.49	651	76.1
	$771,541,069	**4,253**	**100.00**	**$181,411**	**7.056**	**352.11**	**615**	**79.1**

Range of Months to Roll (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$2,837,927	12	0.42	$236,494	6.985	351.20	594	82.1
7 - 12	11	$7,197,239	40	1.05	$179,931	7.416	346.59	583	77.2
13 - 18	17	$386,759,175	2,087	56.64	$185,318	7.079	352.51	596	79.0
19 - 24	20	$150,879,873	769	22.09	$196,203	6.912	355.52	644	79.4
25 - 31	29	$90,499,360	537	13.25	$168,528	7.190	352.36	607	80.1
32 - 37	32	$33,094,328	160	4.85	$206,840	6.718	356.00	649	79.1
>= 38	54	$11,610,659	53	1.70	$219,069	6.506	353.92	659	79.1
		$682,878,561	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**

Range of Margin (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$213,680	1	0.03	$213,680	7.440	352.00	539	68.3
3.001 - 4.000	$4,396,279	16	0.64	$274,767	6.368	354.89	665	73.7
4.001 - 5.000	$32,732,650	141	4.79	$232,146	5.809	354.71	664	77.0
5.001 - 6.000	$242,388,976	1,096	35.50	$221,158	6.216	353.21	632	79.2
6.001 - 7.000	$234,048,866	1,272	34.27	$184,001	7.111	353.31	611	78.8
7.001 - 8.000	$106,518,422	637	15.60	$167,219	7.911	353.17	576	80.3
8.001 - 9.000	$46,322,401	344	6.78	$134,658	8.822	352.81	561	80.4
9.001 - 10.000	$14,857,761	136	2.18	$109,248	9.785	352.89	556	82.4
10.001 - 11.000	$1,313,951	14	0.19	$93,854	10.603	351.34	561	75.3
11.001 - 12.000	$85,577	1	0.01	$85,577	12.140	353.00	535	60.0
6.496	**$682,878,561**	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Range of Maximum Rates (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$27,953,339	95	4.09	$294,246	4.908	349.97	622	77.1
11.001 - 11.500	$24,888,005	107	3.64	$232,598	5.387	352.92	641	76.0
11.501 - 12.000	$59,606,138	269	8.73	$221,584	5.873	353.95	655	79.1
12.001 - 12.500	$111,543,205	558	16.33	$199,898	6.323	353.71	642	79.4
12.501 - 13.000	$140,372,170	690	20.56	$203,438	6.768	353.76	629	79.6
13.001 - 13.500	$78,179,954	407	11.45	$192,088	7.173	353.52	599	79.5
13.501 - 14.000	$88,085,816	519	12.90	$169,722	7.477	353.10	589	79.7
14.001 - 14.500	$47,354,263	299	6.93	$158,375	7.870	353.01	577	78.7
14.501 - 15.000	$41,133,959	273	6.02	$150,674	8.393	353.08	568	79.7
15.001 - 15.500	$23,247,273	150	3.40	$154,982	8.719	353.06	567	79.7
15.501 - 16.000	$19,741,537	132	2.89	$149,557	9.254	353.03	563	81.1
16.001 - 16.500	$13,249,267	100	1.94	$132,493	9.556	352.43	554	81.7
16.501 - 17.000	$4,556,158	36	0.67	$126,560	9.873	351.82	534	72.7
17.001 - 17.500	$1,510,742	9	0.22	$167,860	10.307	350.73	543	71.1
17.501 - 18.000	$960,284	7	0.14	$137,183	10.840	350.69	520	67.7
18.001 - 18.500	$496,452	7	0.07	$70,922	11.383	352.25	568	53.2
13.200	**$682,878,561**	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**

Initial Periodic Rate Cap (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$351,647	1	0.05	$351,647	5.500	355.00	725	76.0
1.500	$31,101,102	175	4.55	$177,721	7.868	353.91	605	81.2
2.000	$43,957,064	160	6.44	$274,732	5.200	350.64	621	76.9
3.000	$607,468,748	3,322	88.96	$182,862	7.124	353.44	611	79.3
	$682,878,561	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**

Subsequent Periodic Rate Cap (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$576,213,752	3,114	84.38	$185,040	6.901	353.37	617	79.5
1.500	$36,596,182	205	5.36	$178,518	7.793	353.59	602	81.8
2.000	$70,068,628	339	10.26	$206,692	7.724	352.41	568	75.6
	$682,878,561	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**

Aggregate

ARM and Fixed $771,541,069

Detailed Report

Range of Lifetime Rate Floor (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$130,500	1	0.02	$130,500	8.990	355.00	614	90.0
1.001 - 2.000	$110,384	1	0.02	$110,384	7.750	356.00	592	88.6
3.001 - 4.000	$1,460,400	4	0.21	$365,100	6.407	354.75	665	70.6
4.001 - 5.000	$28,652,229	97	4.20	$295,384	4.946	350.06	622	76.9
5.001 - 6.000	$90,451,768	405	13.25	$223,338	5.737	353.54	647	78.3
6.001 - 7.000	$286,172,909	1,439	41.91	$198,869	6.613	353.71	632	79.5
7.001 - 8.000	$161,242,170	912	23.61	$176,801	7.540	353.30	589	79.2
8.001 - 9.000	$75,153,784	484	11.01	$155,276	8.533	352.89	563	80.0
9.001 - 10.000	$32,361,562	247	4.74	$131,018	9.470	352.61	553	80.4
> 10.000	$7,142,855	68	1.05	$105,042	10.437	351.75	550	76.4
	$682,878,561	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**

Next Interest Adjustment Date (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/05	$351,647	1	0.05	$351,647	5.500	355.00	725	76.0
11/05	$133,833	1	0.02	$133,833	5.990	350.00	613	95.0
01/06	$1,233,413	6	0.18	$205,569	6.957	350.06	574	79.8
02/06	$956,835	3	0.14	$318,945	7.304	353.00	582	88.3
03/06	$162,200	1	0.02	$162,200	9.350	342.00	524	65.0
04/06	$184,136	1	0.03	$184,136	6.750	343.00	517	79.6
05/06	$273,639	2	0.04	$136,820	8.195	344.62	572	84.4
06/06	$1,030,356	5	0.15	$206,071	6.636	345.29	658	83.3
07/06	$1,674,334	9	0.25	$186,037	7.066	346.00	583	74.9
08/06	$2,275,643	15	0.33	$151,710	7.860	347.06	567	78.4
09/06	$1,910,101	9	0.28	$212,233	7.661	348.08	565	73.5
10/06	$8,988,504	36	1.32	$249,681	7.766	349.04	556	77.3
11/06	$17,414,324	98	2.55	$177,697	7.383	349.58	573	80.1
12/06	$60,616,456	328	8.88	$184,806	6.997	351.20	579	77.4
01/07	$116,111,546	612	17.00	$189,725	7.063	352.20	588	79.9
02/07	$110,797,732	638	16.23	$173,664	7.140	353.32	606	79.3
03/07	$73,957,700	380	10.83	$194,626	6.919	354.02	615	78.3
04/07	$57,200,061	279	8.38	$205,018	7.013	354.98	628	78.8
05/07	$91,100,035	477	13.34	$190,985	6.848	356.00	656	79.8
06/07	$777,067	4	0.11	$194,267	6.749	345.54	559	78.9
07/07	$248,990	1	0.04	$248,990	6.990	346.00	555	90.0
09/07	$275,664	2	0.04	$137,832	7.562	348.00	582	78.3
10/07	$1,705,742	9	0.25	$189,527	7.538	349.04	556	71.3
11/07	$5,385,551	39	0.79	$138,091	7.469	350.71	572	76.1
12/07	$19,552,143	119	2.86	$164,304	6.942	351.35	586	80.9
01/08	$21,606,063	118	3.16	$183,102	7.015	350.67	600	79.8
02/08	$14,767,909	92	2.16	$160,521	7.326	353.12	622	79.7



Aggregate

ARM and Fixed $771,541,069

Detailed Report

Next Interest Adjustment Date (Excludes 595 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/08	$12,958,111	79	1.90	$164,027	7.046	354.00	641	81.3
04/08	$14,523,841	81	2.13	$179,307	7.632	355.00	621	81.2
05/08	$33,094,328	160	4.85	$206,840	6.718	356.00	649	79.1
09/09	$498,973	1	0.07	$498,973	7.750	348.00	626	92.4
11/09	$724,000	2	0.11	$362,000	5.946	350.00	629	73.5
12/09	$131,879	1	0.02	$131,879	5.790	351.00	685	94.3
01/10	$2,561,814	13	0.38	$197,063	6.452	352.00	646	80.1
02/10	$1,078,268	5	0.16	$215,654	6.522	353.00	684	78.2
03/10	$636,332	2	0.09	$318,166	7.521	354.00	598	70.7
04/10	$431,165	2	0.06	$215,583	6.483	355.00	612	80.0
05/10	$5,548,228	27	0.81	$205,490	6.391	356.00	676	78.9
	$682,878,561	**3,658**	**100.00**	**$186,681**	**7.033**	**353.28**	**611**	**79.2**



Group2

ARM and Fixed $223,346,016

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	878	
Total Outstanding Balance	$223,346,016	
Average Loan Balance	$254,380	$49,470 to $873,961
WA Mortgage Rate	6.712%	4.750% to 12.140%
Net WAC	6.196%	4.241% to 11.631%
ARM Characteristics		
WA Gross Margin	6.182%	3.250% to 11.890%
WA Months to First Roll	20	4 to 56
WA First Periodic Cap	2.890%	1.500% to 3.000%
WA Subsequent Periodic Cap	1.083%	1.000% to 2.000%
WA Lifetime Cap	12.807%	10.750% to 18.140%
WA Lifetime Floor	6.684%	3.250% to 12.140%
WA Original Term (months)	359	180 to 360
WA Remaining Term (months)	352	171 to 356
WA LTV	80.30%	30.34% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA Effective LTV (Post MI)	80.15%	
WA FICO	632	
WA DTI%	42.02%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	87.17%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	42.12%	SFRD	74.76%	FULL	64.89%	PUR	63.81%	OO	99.30%	PP	67.09%	0	12.83%
FL	5.73%	PUD	18.15%	STATED	33.56%	RCO	30.37%	INV	0.43%	PR	19.49%	6	0.04%
WA	5.37%	CND	4.55%	NINA	1.42%	RNC	5.82%	2H	0.26%	A-	3.80%	12	3.21%
GA	4.78%	SFR	1.41%	SISA	0.13%					B	5.84%	24	61.66%
AZ	4.15%	2 FAM	0.54%							C	3.11%	36	18.07%
										C-	0.26%	48	0.10%
										D	0.41%	60	4.09%



Group2

ARM and Fixed $223,346,016

Detailed Report

Program								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$397,162	1	0.18	$397,162	6.700	352.00	603	84.2
1/29 LIB6M	$392,468	1	0.18	$392,468	7.890	353.00	550	85.0
2/28 LIB6M	$80,928,390	354	36.23	$228,611	6.860	352.87	605	79.9
2/28 LIB6M - IO - 120	$755,850	3	0.34	$251,950	6.652	353.62	700	75.9
2/28 LIB6M - IO - 24	$7,558,993	23	3.38	$328,652	6.640	351.72	644	85.3
2/28 LIB6M - IO - 60	$80,990,920	284	36.26	$285,179	6.539	354.14	652	80.9
3/27 LIB6M	$15,536,838	68	6.96	$228,483	7.241	352.55	597	81.7
3/27 LIB6M - IO - 120	$359,975	1	0.16	$359,975	5.750	355.00	742	80.0
3/27 LIB6M - IO - 36	$130,000	1	0.06	$130,000	6.600	356.00	689	80.0
3/27 LIB6M - IO - 60	$11,481,785	50	5.14	$229,636	6.510	354.63	665	81.5
5/25 LIB6M	$1,257,279	8	0.56	$157,160	6.432	353.74	652	80.4
5/25 LIB6M - IO - 120	$215,199	1	0.10	$215,199	6.125	356.00	689	80.0
5/25 LIB6M - IO - 60	$5,315,536	19	2.38	$279,765	6.474	353.91	658	79.5
15Yr Fixed	$1,410,333	5	0.63	$282,067	5.662	174.15	698	75.7
20Yr Fixed	$607,482	3	0.27	$202,494	6.398	235.28	665	63.4
30Yr Fixed	$13,679,353	47	6.12	$291,050	6.770	353.78	648	74.4
30Yr Fixed - IO - 60	$2,328,454	9	1.04	$258,717	6.364	355.94	682	85.2
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Original Term								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$205,320,395	814	91.93	$252,236	6.720	353.44	630	80.7
Fixed 180	$1,410,333	5	0.63	$282,067	5.662	174.15	698	75.7
Fixed 240	$607,482	3	0.27	$202,494	6.398	235.28	665	63.4
Fixed 360	$16,007,806	56	7.17	$285,854	6.711	354.09	653	75.9
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$49,470	1	0.02	$49,470	7.190	354.00	584	56.6
$50,000.01 - $75,000.00	$2,013,217	31	0.90	$64,942	8.005	347.01	603	79.8
$75,000.01 - $100,000.00	$6,076,351	68	2.72	$89,358	7.524	350.64	621	81.0
$100,000.01 - $150,000.00	$25,541,126	203	11.44	$125,818	6.908	353.19	630	80.6
$150,000.01 - $200,000.00	$21,869,597	125	9.79	$174,957	6.763	353.13	641	80.7
$200,000.01 - $250,000.00	$18,061,920	82	8.09	$220,267	6.739	353.85	631	81.3
$250,000.01 - $300,000.00	$16,125,227	58	7.22	$278,021	6.457	354.47	649	80.3
$300,000.01 - $350,000.00	$10,647,873	33	4.77	$322,663	6.562	350.49	641	82.2
$350,000.01 - $400,000.00	$43,675,681	115	19.56	$379,789	6.702	351.75	622	80.7

Group2

ARM and Fixed $223,346,016

Detailed Report

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$400,000.01 - $450,000.00	$26,801,816	63	12.00	$425,426	6.890	350.70	626	79.4
$450,000.01 - $500,000.00	$31,035,547	65	13.90	$477,470	6.668	350.49	637	80.5
$500,000.01 - $550,000.00	$5,743,514	11	2.57	$522,138	6.295	352.89	623	73.9
$550,000.01 - $600,000.00	$3,450,864	6	1.55	$575,144	5.922	352.05	640	89.8
$600,000.01 - $650,000.00	$3,077,019	5	1.38	$615,404	5.817	351.00	633	69.2
$650,000.01 - $700,000.00	$693,497	1	0.31	$693,497	6.500	350.00	573	67.3
$700,000.01 - $750,000.00	$4,443,691	6	1.99	$740,615	5.959	352.01	638	80.7
$750,000.01 - $800,000.00	$2,340,645	3	1.05	$780,215	6.766	354.01	706	80.0
$800,000.01 - $850,000.00	$825,000	1	0.37	$825,000	6.125	354.00	615	63.5
$850,000.01 - $900,000.00	$873,961	1	0.39	$873,961	7.000	352.00	673	80.0
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

State								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$695,238	7	0.31	$99,320	7.496	328.38	602	80.4
Alaska	$460,299	1	0.21	$460,299	6.550	353.00	598	85.0
Arizona	$9,266,765	47	4.15	$197,165	6.848	353.95	645	80.3
California	$94,064,572	235	42.12	$400,275	6.374	352.15	639	79.8
Colorado	$6,275,613	33	2.81	$190,170	6.199	354.62	647	79.7
Connecticut	$1,158,618	3	0.52	$386,206	7.820	352.33	639	64.0
Florida	$12,799,080	66	5.73	$193,925	7.081	353.39	639	80.6
Georgia	$10,675,787	54	4.78	$197,700	7.024	352.53	628	79.5
Idaho	$915,307	6	0.41	$152,551	6.425	354.32	654	80.7
Illinois	$2,571,116	12	1.15	$214,260	7.394	353.26	625	82.4
Indiana	$1,138,201	7	0.51	$162,600	7.256	353.43	630	78.6
Iowa	$379,605	4	0.17	$94,901	7.787	354.17	567	79.5
Kansas	$199,646	2	0.09	$99,823	8.287	354.32	616	85.6
Kentucky	$803,655	7	0.36	$114,808	6.978	353.76	619	86.6
Louisiana	$452,718	4	0.20	$113,180	6.942	354.63	630	80.0
Maryland	$4,396,426	16	1.97	$274,777	6.816	353.81	608	83.6
Massachusetts	$1,789,052	6	0.80	$298,175	6.804	352.06	594	83.6
Michigan	$3,636,498	17	1.63	$213,912	8.130	352.79	603	81.6
Minnesota	$3,808,113	18	1.71	$211,562	6.937	353.10	627	82.7
Mississippi	$722,587	4	0.32	$180,647	7.334	352.36	583	84.1
Missouri	$1,434,890	12	0.64	$119,574	7.498	353.38	608	85.8
Montana	$328,594	3	0.15	$109,531	6.854	353.63	626	83.7
Nebraska	$151,432	1	0.07	$151,432	6.625	356.00	757	80.0
Nevada	$5,406,633	18	2.42	$300,368	6.994	353.02	624	82.6
New Hampshire	$293,496	1	0.13	$293,496	7.375	356.00	613	87.5
New Jersey	$3,642,317	10	1.63	$364,232	6.808	353.32	593	76.2
New Mexico	$370,958	2	0.17	$185,479	7.359	352.87	632	80.0



Group2

ARM and Fixed $223,346,016

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New York	$5,369,801	16	2.40	$335,613	6.497	333.35	619	79.3
North Carolina	$4,213,194	24	1.89	$175,550	7.138	353.63	639	82.6
North Dakota	$227,339	2	0.10	$113,669	7.320	353.23	611	83.8
Ohio	$5,846,309	39	2.62	$149,905	7.000	354.38	612	83.1
Oklahoma	$134,969	1	0.06	$134,969	9.650	352.00	611	100.0
Oregon	$5,865,960	28	2.63	$209,499	6.737	353.79	634	78.7
Pennsylvania	$1,828,023	10	0.82	$182,802	7.884	353.22	581	76.8
South Carolina	$2,615,075	11	1.17	$237,734	7.474	352.68	619	80.4
South Dakota	$266,997	2	0.12	$133,498	5.889	354.00	684	80.0
Tennessee	$3,343,835	24	1.50	$139,326	7.358	354.02	630	84.1
Texas	$1,961,767	13	0.88	$150,905	7.424	352.83	602	82.0
Utah	$3,102,148	19	1.39	$163,271	6.674	354.04	656	80.1
Virginia	$6,308,938	24	2.82	$262,872	7.004	351.24	617	81.4
Washington	$11,992,685	53	5.37	$226,277	6.481	348.74	641	78.5
West Virginia	$373,047	4	0.17	$93,262	6.999	353.55	599	80.0
Wisconsin	$2,058,719	12	0.92	$171,560	7.033	353.40	637	83.9
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$1,935,494	10	0.87	$193,549	6.420	348.65	620	44.3
50.01 - 55.00	$1,491,159	4	0.67	$372,790	6.299	327.91	707	53.2
55.01 - 60.00	$4,035,311	11	1.81	$366,846	6.520	351.47	569	58.3
60.01 - 65.00	$4,481,749	14	2.01	$320,125	6.888	348.51	590	63.4
65.01 - 70.00	$7,603,957	23	3.40	$330,607	6.639	352.39	597	68.2
70.01 - 75.00	$16,776,233	49	7.51	$342,372	6.833	349.11	603	73.7
75.01 - 80.00	$126,246,968	559	56.53	$225,844	6.594	352.68	649	79.9
80.01 - 85.00	$20,422,084	66	9.14	$309,426	6.646	352.45	610	84.4
85.01 - 90.00	$30,266,636	100	13.55	$302,666	6.911	352.34	615	89.6
90.01 - 95.00	$6,527,819	21	2.92	$310,849	7.352	352.88	646	94.6
95.01 - 100.00	$3,558,605	21	1.59	$169,457	8.322	352.69	616	100.0
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$11,174,365	26	5.00	$429,783	4.885	351.42	626	80.4
5.001 - 5.500	$10,635,386	37	4.76	$287,443	5.273	337.56	648	77.4
5.501 - 6.000	$30,137,426	111	13.49	$271,508	5.837	351.75	667	79.4

Group2

ARM and Fixed $223,346,016

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 6.500	$54,145,818	216	24.24	$250,675	6.323	352.72	649	79.5
6.501 - 7.000	$56,601,417	214	25.34	$264,493	6.805	353.48	642	80.4
7.001 - 7.500	$22,786,954	87	10.20	$261,919	7.317	353.84	611	80.3
7.501 - 8.000	$13,679,573	66	6.12	$207,266	7.789	351.18	596	82.8
8.001 - 8.500	$9,959,920	46	4.46	$216,520	8.299	353.22	568	83.5
8.501 - 9.000	$8,641,416	44	3.87	$196,396	8.827	352.58	567	81.2
9.001 - 9.500	$3,766,937	18	1.69	$209,274	9.246	352.46	560	82.6
9.501 - 10.000	$1,680,194	11	0.75	$152,745	9.701	353.76	572	90.1
10.001 - 10.500	$51,032	1	0.02	$51,032	10.490	352.00	527	80.0
12.001 - 12.500	$85,577	1	0.04	$85,577	12.140	353.00	535	60.0
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFRD	$166,982,417	652	74.76	$256,108	6.715	352.10	631	80.5
PUD	$40,546,186	156	18.15	$259,911	6.619	352.13	635	80.4
CND	$10,161,812	47	4.55	$216,209	6.584	354.41	654	79.6
SFR	$3,148,238	10	1.41	$314,824	7.939	349.29	569	75.1
2 FAM	$1,206,301	6	0.54	$201,050	7.059	354.83	657	81.9
3 FAM	$864,823	3	0.39	$288,274	6.462	313.76	690	67.6
MNF	$349,844	3	0.16	$116,615	7.546	352.34	671	81.7
SFRA	$86,395	1	0.04	$86,395	8.990	352.00	527	85.0
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$142,518,340	665	63.81	$214,313	6.723	353.86	645	81.9
RCO	$67,824,493	174	30.37	$389,796	6.712	349.13	605	78.0
RNC	$13,003,182	39	5.82	$333,415	6.587	347.20	633	74.7
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$221,790,009	871	99.30	$254,638	6.709	352.10	632	80.4
INV	$967,089	5	0.43	$193,418	7.013	336.93	722	78.8

Group2

ARM and Fixed $223,346,016

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2H	$588,918	2	0.26	$294,459	7.131	353.53	702	56.4
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$1,410,333	5	0.63	$282,067	5.662	174.15	698	75.7
181 - 300	$607,482	3	0.27	$202,494	6.398	235.28	665	63.4
301 - 360	$221,328,201	870	99.10	$254,400	6.719	353.49	632	80.4
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$144,934,869	597	64.89	$242,772	6.552	352.11	626	81.2
STATED INCOME	$74,950,976	261	33.56	$287,168	7.010	351.94	642	79.0
NINA	$3,177,582	19	1.42	$167,241	6.811	350.88	687	69.8
SISA	$282,588	1	0.13	$282,588	8.500	352.00	589	80.0
	$223,346,016	**878**	**100.00**	**$254,380**	**6.712**	**352.04**	**632**	**80.3**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$1,772,862	7	0.79	$253,266	6.315	355.42	786	79.0
761 - 780	$3,507,690	14	1.57	$250,549	6.492	354.88	769	79.5
741 - 760	$4,648,445	16	2.08	$290,528	6.438	355.39	749	80.3
721 - 740	$6,027,697	23	2.70	$262,074	6.157	333.85	731	80.0
701 - 720	$12,181,012	40	5.45	$304,525	6.432	354.22	710	79.7
681 - 700	$18,567,132	72	8.31	$257,877	6.279	349.79	692	80.1
661 - 680	$17,232,911	71	7.72	$242,717	6.436	350.88	672	79.0
641 - 660	$29,202,320	115	13.07	$253,933	6.379	353.65	651	81.7
621 - 640	$29,806,872	132	13.35	$225,810	6.499	353.60	630	81.4
601 - 620	$36,830,948	143	16.49	$257,559	6.534	352.12	610	81.5
581 - 600	$23,922,026	81	10.71	$295,334	6.855	352.60	591	80.5
561 - 580	$11,692,841	50	5.24	$233,857	7.434	352.37	571	82.2
541 - 560	$14,235,012	53	6.37	$268,585	7.691	351.63	550	79.5
521 - 540	$12,225,523	53	5.47	$230,670	8.101	352.25	533	73.4
501 - 520	$1,079,159	7	0.48	$154,166	8.540	353.79	514	79.8

Group2

ARM and Fixed $223,346,016

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 500	$413,566	1	0.19	$413,566	6.990	353.00	500	65.0
	$223,346,016	878	100.00	$254,380	6.712	352.04	632	80.3

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PP	$149,850,084	593	67.09	$252,698	6.595	351.18	639	80.7
PR	$43,533,456	175	19.49	$248,763	6.566	354.50	648	80.8
A-	$8,476,455	31	3.80	$273,434	7.409	353.38	579	76.7
B	$13,048,677	44	5.84	$296,561	7.549	352.40	579	78.1
C	$6,935,494	25	3.11	$277,420	7.427	352.54	562	78.3
C-	$587,999	4	0.26	$147,000	9.349	352.15	541	72.8
D	$913,849	6	0.41	$152,308	7.221	354.01	587	78.6
	$223,346,016	878	100.00	$254,380	6.712	352.04	632	80.3

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$28,649,804	126	12.83	$227,379	7.113	350.43	617	80.6
6	$87,552	1	0.04	$87,552	6.875	356.00	697	80.0
12	$7,175,091	21	3.21	$341,671	6.878	341.70	635	80.8
24	$137,720,649	528	61.66	$260,835	6.731	353.48	632	80.8
36	$40,349,886	160	18.07	$252,187	6.347	351.78	638	79.1
48	$227,101	1	0.10	$227,101	8.150	356.00	594	90.0
60	$9,135,932	41	4.09	$222,828	6.613	344.49	651	76.1
	$223,346,016	878	100.00	$254,380	6.712	352.04	632	80.3

Range of Months to Roll (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$789,630	2	0.38	$394,815	7.291	352.50	577	84.6
7 - 12	11	$3,465,726	13	1.69	$266,594	7.084	346.67	595	79.1
13 - 18	16	$108,121,293	419	52.66	$258,046	6.690	352.44	615	81.2
19 - 24	20	$59,242,825	235	28.85	$252,097	6.682	355.54	657	79.6
25 - 31	29	$18,874,624	86	9.19	$219,472	6.997	352.66	617	81.6
32 - 37	32	$8,038,283	31	3.91	$259,299	6.773	356.00	656	81.7
>= 38	54	$6,788,014	28	3.31	$242,429	6.455	353.94	658	79.7

Group2

ARM and Fixed $223,346,016

Detailed Report

Range of Months to Roll (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
		$205,320,395	814	100.00	$252,236	6.720	353.44	630	80.7

Range of Margin (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$1,856,024	5	0.90	$371,205	6.174	354.92	678	71.0
4.001 - 5.000	$17,050,333	66	8.30	$258,338	5.830	355.06	673	77.5
5.001 - 6.000	$95,687,410	343	46.60	$278,972	6.207	353.37	640	80.9
6.001 - 7.000	$59,296,742	245	28.88	$242,028	6.991	353.28	630	80.1
7.001 - 8.000	$19,927,531	88	9.71	$226,449	7.909	353.12	583	83.9
8.001 - 9.000	$9,028,266	52	4.40	$173,621	8.734	352.65	561	82.8
9.001 - 10.000	$2,337,480	13	1.14	$179,806	9.573	353.55	572	85.7
10.001 - 11.000	$51,032	1	0.02	$51,032	10.490	352.00	527	80.0
11.001 - 12.000	$85,577	1	0.04	$85,577	12.140	353.00	535	60.0
6.182	$205,320,395	814	100.00	$252,236	6.720	353.44	630	80.7

Range of Maximum Rates (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$10,693,600	25	5.21	$427,744	4.880	351.40	623	80.6
11.001 - 11.500	$11,064,486	38	5.39	$291,171	5.448	352.99	644	76.9
11.501 - 12.000	$26,492,210	100	12.90	$264,922	5.848	354.06	667	79.9
12.001 - 12.500	$45,808,714	192	22.31	$238,587	6.348	353.67	648	80.1
12.501 - 13.000	$47,159,500	184	22.97	$256,302	6.773	354.00	645	80.6
13.001 - 13.500	$19,813,642	74	9.65	$267,752	7.177	354.06	613	80.2
13.501 - 14.000	$16,966,775	70	8.26	$242,382	7.487	352.38	596	83.9
14.001 - 14.500	$10,667,201	50	5.20	$213,344	8.031	352.66	575	82.5
14.501 - 15.000	$6,883,042	39	3.35	$176,488	8.482	352.82	562	82.1
15.001 - 15.500	$3,159,804	14	1.54	$225,700	8.754	353.25	569	85.0
15.501 - 16.000	$4,491,277	18	2.19	$249,515	9.202	352.22	569	81.7
16.001 - 16.500	$1,955,755	8	0.95	$244,469	9.233	352.84	561	85.8
16.501 - 17.000	$78,812	1	0.04	$78,812	9.690	350.00	512	80.0
18.001 - 18.500	$85,577	1	0.04	$85,577	12.140	353.00	535	60.0
12.807	$205,320,395	814	100.00	$252,236	6.720	353.44	630	80.7

Group2

ARM and Fixed $223,346,016

Detailed Report

Initial Periodic Rate Cap (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$3,472,022	14	1.69	$248,002	8.352	353.83	615	87.0
2.000	$17,393,956	45	8.47	$386,532	5.127	351.53	625	78.6
3.000	$184,454,418	755	89.84	$244,310	6.840	353.62	631	80.8
	$205,320,395	**814**	**100.00**	**$252,236**	**6.720**	**353.44**	**630**	**80.7**

Subsequent Periodic Rate Cap (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$185,837,632	753	90.51	$246,796	6.632	353.56	635	80.6
1.500	$4,697,808	18	2.29	$260,989	8.028	353.44	608	86.6
2.000	$14,784,955	43	7.20	$343,836	7.409	351.95	578	81.0
	$205,320,395	**814**	**100.00**	**$252,236**	**6.720**	**353.44**	**630**	**80.7**

Range of Lifetime Rate Floor (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$1,095,600	2	0.53	$547,800	6.310	354.49	648	67.5
4.001 - 5.000	$11,212,510	26	5.46	$431,250	4.949	351.52	622	80.0
5.001 - 6.000	$37,880,600	141	18.45	$268,657	5.712	353.67	657	79.4
6.001 - 7.000	$98,916,278	395	48.18	$250,421	6.585	353.76	644	80.6
7.001 - 8.000	$34,177,166	140	16.65	$244,123	7.501	353.30	605	81.9
8.001 - 9.000	$16,615,706	80	8.09	$207,696	8.552	352.83	563	81.9
9.001 - 10.000	$5,285,926	28	2.57	$188,783	9.380	352.80	564	85.0
> 10.000	$136,609	2	0.07	$68,305	11.524	352.63	532	67.5
	$205,320,395	**814**	**100.00**	**$252,236**	**6.720**	**353.44**	**630**	**80.7**

Next Interest Adjustment Date (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/06	$397,162	1	0.19	$397,162	6.700	352.00	603	84.2
02/06	$392,468	1	0.19	$392,468	7.890	353.00	550	85.0
05/06	$102,810	1	0.05	$102,810	8.850	344.00	555	75.0
06/06	$604,377	3	0.29	$201,459	6.491	345.00	648	84.7
07/06	$973,615	3	0.47	$324,538	6.907	346.00	606	82.5
08/06	$438,056	2	0.21	$219,028	7.303	347.00	600	88.6
09/06	$1,346,867	4	0.66	$336,717	7.273	348.00	565	71.3
10/06	$2,795,048	7	1.36	$399,293	7.804	349.00	582	80.1
11/06	$5,397,266	19	2.63	$284,067	7.070	350.20	582	80.0

Group2

ARM and Fixed $223,346,016

Detailed Report

Next Interest Adjustment Date (Excludes 64 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/06	$18,210,892	66	8.87	$275,923	6.126	351.20	605	82.3
01/07	$30,835,035	112	15.02	$275,313	6.858	352.08	601	81.3
02/07	$29,125,603	125	14.19	$233,005	6.666	353.17	632	81.6
03/07	$22,205,393	91	10.81	$244,015	6.712	354.02	634	79.8
04/07	$20,488,651	79	9.98	$259,350	6.667	354.95	653	79.1
05/07	$37,812,207	153	18.42	$247,139	6.699	356.00	662	80.0
06/07	$494,023	2	0.24	$247,011	6.142	345.27	567	80.0
10/07	$109,585	1	0.05	$109,585	7.250	349.00	636	80.0
11/07	$1,124,248	8	0.55	$140,531	8.313	350.45	564	79.4
12/07	$3,317,576	11	1.62	$301,598	6.265	351.04	593	79.3
01/08	$5,622,659	22	2.74	$255,575	7.093	352.00	605	81.0
02/08	$2,739,654	14	1.33	$195,690	6.940	353.05	650	82.5
03/08	$3,110,214	17	1.51	$182,954	6.996	354.00	644	84.7
04/08	$2,850,688	13	1.39	$219,284	7.188	355.00	630	82.1
05/08	$8,038,283	31	3.91	$259,299	6.773	356.00	656	81.7
09/09	$498,973	1	0.24	$498,973	7.750	348.00	626	92.4
11/09	$724,000	2	0.35	$362,000	5.946	350.00	629	73.5
01/10	$845,069	4	0.41	$211,267	6.455	352.00	633	76.7
02/10	$684,629	3	0.33	$228,210	6.503	353.00	683	84.8
04/10	$186,365	1	0.09	$186,365	6.625	355.00	576	80.0
05/10	$3,848,978	17	1.87	$226,410	6.367	356.00	673	79.0
	$205,320,395	**814**	**100.00**	**$252,236**	**6.720**	**353.44**	**630**	**80.7**